Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2006	2005	2006	2005
Income from continuing operations	$23,040	$14,382	$44,950	$87,052
Income tax expense	14,423	9,195	28,139	21,542

Earnings before income taxes(1)	37,463	23,577	73,089	108,594
Fixed charges:
Interest on debt, deposits and other borrowings	15,189	11,428	28,855	21,724
Interest on subordinated debt payable to preferred securities trust	2,290	2,290	4,579	4,579
One-third of all rentals	457	415	904	801

Total fixed charges	17,936	14,133	34,338	27,104

Earnings before income taxes and fixed charges	$55,399	$37,710	$107,427	$135,698
Ratio of earnings to fixed charges(2)	3.09x	2.67x	3.13x	5.01x

(1)	Earnings before income taxes in the six months ended June 30, 2005 includes a $67.7 million gain on transfer of consumer credit card business relating to our May 28, 2004 agreement with Bank of America Corp.

(2)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.